CYTY CAPITAL SOLUTIONS INC.	626 Alonzo Road Far Rockaway, NY 11691

Form RW

June 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CYTY Capital Solutions Inc.

Request to Withdraw Registration Statement on Form S-1

SEC File No. 333-229016

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CYTY Capital Solutions Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-229016), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it no longer intends to undertake the direct public offering. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, Esq., McMurdo Law Group, LLC at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

CYTY Capital Solutions Inc.

/s/ Yaakov Mechlovitz
By: Yaakov Mechlovitz
Title: President/CEO